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                                                Filed pursuant to Rule 424(b)(3)
                                                Registration Number 333-19713


                        HEFTEL BROADCASTING CORPORATION
                                      AND
                          TICHENOR MEDIA SYSTEM, INC.

                        JOINT PROXY STATEMENT SUPPLEMENT

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                        HEFTEL BROADCASTING CORPORATION
                             PROSPECTUS SUPPLEMENT

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       The following information supplements and should be read in conjunction with the Joint Proxy Statement/Prospectus (the "Joint Proxy Statement/ Prospectus") dated January 15, 1997 of Heftel Broadcasting Corporation ("Heftel") and Tichenor Media System, Inc. ("Tichenor") that was previously furnished to Heftel stockholders of record as of January 6, 1997 and Tichenor shareholders of record as of January 14, 1997 with respect to Special Meetings of Heftel and Tichenor to be held on February 14, 1997. Capitalized terms defined in the Joint Proxy Statement/Prospectus are used in this Supplement as defined in the Joint Proxy Statement/Prospectus.

HEFTEL OFFERING

       The registration statement for the Offering was declared effective by the Securities and Exchange Commission on February 4, 1997, and the Offering is scheduled to close on February 10, 1997. The size of the Offering was increased from 3,850,000 shares (plus an additional 525,000 shares subject to an underwriters' overallotment option) of Heftel Class A Common Stock, of which 3,500,000 shares were being offered by Heftel and 350,000 shares were being offered by Clear Channel, to 4,550,000 shares (plus an additional 630,000 shares subject to an underwriters' overallotment option granted by Heftel), of which 4,200,000 shares are being offered and sold by Heftel and 350,000 shares are being offered and sold by Clear Channel. The price at which the shares are to be offered to the public is $38.50 per share. The net proceeds to Heftel from the Offering are estimated to be $154.1 million and will be used by Heftel to pay down bank debt and, following the Merger, long-term debt of Tichenor, including $40.0 million borrowed by a Tichenor subsidiary from Clear Channel.

       After giving effect to the Offering and the Merger, there will be 21,437,609 shares of Heftel Common Stock outstanding. Immediately after the Merger, the former stock and warrant holders of Tichenor will own approximately 5,559,464 shares of Heftel Class A Common Stock, representing approximately 39% of the then outstanding Heftel Class A Common Stock and 26% of the then total outstanding Heftel Common Stock; Clear Channel and its affiliates will own approximately 7,078,235 outstanding shares of Heftel New Class B Common Stock, representing approximately 33% of the total outstanding Common Stock of Heftel at such time; and the other stockholders of Heftel will own the remaining 8,799,910 outstanding shares of Heftel Class A Common Stock. After giving effect to the Offering and the Merger, the Tichenor Family will own approximately 4,556,486 shares of Class A Common Stock, representing approximately 32% of the then outstanding Heftel Class A Common Stock.

SATISFACTION OF FCC APPROVAL CONDITION

       Following completion of the Offering and the Merger, Clear Channel will own approximately 33% of the outstanding Heftel Common Stock (approximately 32% if the underwriters' over-allotment option is exercised in full) and will therefore be in compliance with the FCC Approval Condition.
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KSCA OPTION

       On January 28, 1997, the Antitrust Division and the FTC granted early termination of the applicable waiting period under the HSR Act with respect to the Option Agreement, the purchase of the KSCA Assets under the Purchase Agreement and the KSCA Time Brokerage Agreement. Pursuant to the terms of the Option Agreement, Heftel paid Golden West $10.0 million on February 4, 1997 to continue the Option Agreement.

HEFTEL FIRST QUARTER OPERATING RESULTS

       For the first quarter ended December 31, 1996, Heftel's net revenues increased by 5% to $18.3 million, compared to $17.5 million for the quarter ended December 31, 1995. Broadcast cash flow during the quarter ended December 31, 1996 increased by 26% to $7.1 million compared to $5.6 million for the quarter ended December 31, 1995. Net income increased 140% to $2.1 million for the quarter ended December 31, 1996, or $0.18 per share of Heftel Common Stock, compared to net income of $858,000, or $0.08 per share of Heftel Common Stock, for the quarter ended December 31, 1995.

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       This Supplement is being mailed to stockholders of Heftel and Tichenor on or about February 5, 1997.

                The date of this Supplement is February 5, 1997.




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